SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

LUXEMBURG BANCSHARES, INC.

(Name of the Issuer)

LUXEMBURG BANCSHARES, INC.

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Larry D. Lieberman

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.    ☒     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    ☐     The filing of a registration statement under the Securities Act of 1933.

c.    ☐     A tender offer.

d.    ☐     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,012,766	$590.00

*

Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $54.00 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder’s account immediately prior to the reverse stock split.

☐

Check Box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:

Filing Party:

Form or Registration No.

Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Luxemburg Bancshares, Inc., a Wisconsin corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 133-3 thereunder.  We are proposing that the Company’s shareholders adopt amendments to the Company’s articles of incorporation that will result in a reverse/forward stock split transaction.  If the split transaction is completed, our shareholders of record who hold only fractional shares after giving effect to the 1-for-500 reverse stock split will receive a payment of $54.00 per share for each pre-split share.  If the split transaction is completed, shareholders of record with less than 500 shares prior to the reverse stock split will have no interest in the Company and will become entitled only to a cash payment for their shares.  The Company expects to pay approximately $_________ to shareholders in the aggregate in the reverse stock split.  After the company completes the reverse stock split and identifies those shareholders entitled to payment for their pre split shares, it will complete a forward stock split in which each share of common stock will be converted into 500 shares of common stock post-split.  As a result, shareholders of record who hold 500 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction.  The effect of the split transaction will be to reduce the number of shareholders of record to less than 300, which will allow the Company to suspend its reporting obligations.

This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock will be given notice of the annual meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the annual meeting.

The information contained in the proxy statement is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.

Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION” is hereby incorporated herein by reference.

ITEM 2.

Subject Company Information.

(a)

Name and Address.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – Luxemburg Bancshares, Inc. and the Bank of Luxemburg” is hereby incorporated herein by reference.

(b)

Securities.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Background of the Split Transaction” is hereby incorporated herein by reference.

(c)

Trading Market and Price.  The information set forth in the proxy statement under the caption “MARKET FOR LUXEMBURG BANCSHARES, INC. COMMON STOCK, RECENT COMMON STOCK PURCHASES AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(d)

Dividends.  The information set forth in the proxy statement under the caption “MARKET FOR LUXEMBURG BANCSHARES, INC. COMMON STOCK, RECENT COMMON STOCK PURCHASES AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)

Prior Public Offerings.  Not applicable.

(f)

Prior Stock Purchases.  Not applicable.

ITEM 3.

Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)

Name and Address.  The filing person, the Company, is also the subject company.  The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET – Luxemburg Bancshares, Inc. and the Bank of Luxemburg” is hereby incorporated herein by reference.

(b)

Business and Background of Entities.  Not applicable.

(c)

Business and Background of Natural Persons.

The information set forth in the proxy statement under the caption “PROPOSAL 2 – ELECTION OF DIRECTORS” is hereby incorporated herein by reference.  In addition, Sheri Knope serves as Chief Financial Officer of the Company and has held that position since 2001.  The address of each director and executive officer of the Company is 630 Main Street, Luxemburg, Wisconsin 54217.

To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4.

Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)(1)

Mergers or Similar Transactions.  Not applicable.

(a)(2)

Material Terms.  The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Overview of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Structure of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Luxemburg; Plans or Proposals after the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Shareholders of Luxemburg,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Material Federal Income Tax Consequences of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Accounting Treatment” and “ABOUT THE ANNUAL MEETING – Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(c)

Different Terms.  The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Overview of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Shareholders of Luxemburg” is hereby incorporated herein by reference.

(d)

Appraisal Rights.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Appraisal Rights and Dissenter’s Rights; Escheat Laws” is hereby incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)

Eligibility for Listing or Trading.  Not applicable.

ITEM 5.

Past Contracts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)

Transactions.  The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Related Transactions,” is hereby incorporated herein by reference.

(b)

Significant Corporate Events.  Not applicable.

(c)

Negotiations or Contracts.  Not applicable.

(e)

Agreements Involving the Subject Company’s Securities.  The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Agreements Involving Luxemburg’s Securities” is hereby incorporated herein by reference.

ITEM 6.

Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8))

(b)

Use of Securities Acquired.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Accounting Treatment” is hereby incorporated herein by reference.

(c)

Plans.  The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Luxemburg; Plans or Proposals after the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Shareholders of Luxemburg” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Financing of the Split Transaction” is hereby incorporated herein by reference.

ITEM 7.

Purposes, Alternative, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c)

Purposes; Alternatives; Reasons.  The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Background of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation,” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION –Structure of the Split Transaction” is hereby incorporated herein by reference.

(d)

Effects.  The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Luxemburg; Plans or Proposals after the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Shareholders of Luxemburg” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Material Federal Income Tax Consequences of the Split Transaction” is hereby incorporated herein by reference.

ITEM 8.

Fairness of the Transaction.

(Reg. M-A 1014)

(a)–(b)

Fairness; Factors Considered in Determining Fairness.  The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Background of the Split Transaction” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)

Approval of Security Holders.  The information set forth in the proxy statement under the caption “ABOUT THE ANNUAL MEETING – Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(d)

Unaffiliated representative.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation” is hereby incorporate herein by reference.

(e)

Approval of Directors.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Background of the Split Transaction” is hereby incorporated herein by reference.

(f)

Other Offers. The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation” is hereby incorporate herein by reference.

ITEM 9.

Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)

Report, Opinion or Appraisal.  The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Background of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION  - Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendations” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Valuation of Financial Advisor; Fairness Opinion” is hereby incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Background of the Split Transaction,” “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION  - Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendations” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Valuation of Financial Advisor; Fairness Opinion” is hereby incorporated herein by reference.

(c)

Availability of Documents.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Valuation of Financial Advisor; Fairness Opinion” is hereby incorporated herein by reference.  “Appendix B” to the proxy statement is hereby incorporated in its entirety herein by reference.

ITEM 10.

Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)

Source of Funds.  The information set forth in the proxy statement under the captions “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Effects of the Split Transaction on Luxemburg; Plans or Proposals after the Split Transaction” and “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Financing the Split Transaction” is hereby incorporated herein by reference.

(b)

Conditions.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Financing the Split Transaction” is hereby incorporated herein by reference.

(c)

Expenses.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Fees and Expenses” is hereby incorporated herein by reference.

(d)

Borrowed Funds. The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Financing the Split Transaction” is hereby incorporated herein by reference.

ITEM 11.

Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)

Securities Ownership.  The information set forth in the proxy statement under the caption “BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)

Securities Transactions.  The information set forth in the proxy statement under the caption “MARKET FOR LUXEMBURG BANCSHARES, INC. COMMON STOCK, RECENT COMMON STOCK PURCHASES AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

ITEM 12.

The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)

Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the proxy statement under the caption “ABOUT THE ANNUAL MEETING – Quorum; Vote Required for Approval” is hereby incorporated herein by reference.

(e)

Recommendations of Others.  The information set forth in the proxy statement under the caption “PROPOSAL 1 – PROPOSED SPLIT TRANSACTION – Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendations” is hereby incorporated herein by reference.

ITEM 13.

Financial Statements.

(Reg. M-A 1010(a) through (b))

(a)

Financial Information.  The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION” is hereby incorporated herein by reference.

(b)

Pro Forma Information. The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION” is hereby incorporated herein by reference.

ITEM 14.

Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)–(b)

Solicitations or Recommendations;.Employees and Corporate Assets.  The information set forth in the proxy statement under the caption “ABOUT THE ANNUAL MEETING – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated herein by reference.

ITEM 15.

Additional Information.

(Reg. M-A 1011(b))

(b)

Other Material Information.  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.

Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)

Preliminary Proxy Statement relating to the annual meeting of shareholders filed with the Securities and Exchange Commission concurrently with this filing (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed concurrently with this Schedule 13E-3).

(b)

Loan agreement between Luxemburg and Associated Bank, N.A., dated [DATE], for subordinated debt totaling $5,000,000.

(c)(1)

Presentation of Ryan Beck & Co., Inc. dated May 17, 2005 to the board of directors.

(c)(2)

Fairness Opinion provided by Ryan Beck & Co., dated May 17, 2005, (incorporated herein by reference to Appendix B of the Preliminary Proxy Statement on Schedule 14A listed as exhibit (a) to this Schedule13E-3).

(d)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2005

LUXEMBURG BANCSHARES, INC.

By:  /s/ John Slatky

Name and Title:  John A. Slatky, President and CEO